U
SECURITIES AN
Was.

07006214

SEC MAIL RECEIVED
APR 26 2007
WASH. DC
209 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43026

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/01/06 AND ENDING 2/28/07

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mitsubishi UFJ Securities (USA), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas - 19th Floor
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Glaser (212) 782-5533
(Area Code — Telephone No.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 04 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

...ims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ...t be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

...410 (06-02)

AFFIRMATION

I, Randall Chafetz, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Mitsubishi UFJ Securities (USA), Inc. (a wholly-owned subsidiary of Mitsubishi UFJ Securities Co., Ltd.) at and for the year ended February 28, 2007 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



April 23, 2007

Mr. Randall Chafetz — Date

President & Chief Executive Officer

Title

Subscribed and sworn to before me on
This ~~23rd~~ 24th day of April 2007



Notary Public

NANCY MALLM MORTON
NOTARY PUBLIC, State of New York
No. 01MO4934097
Qualified in New York County
Commission Expires Aug. 9, 2010

MITSUBISHI UFJ SECURITIES (USA), INC.
(A wholly-owned subsidiary of Mitsubishi UFJ Securities Co., Ltd.)
(SEC I.D. NO. 8-43026)

STATEMENT OF FINANCIAL CONDITION
AS OF FEBRUARY 28, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
As a Public Document

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Mitsubishi UFJ Securities (USA), Inc.

We have audited the accompanying statement of financial condition of Mitsubishi UFJ Securities (USA), Inc. (the "Company") (a wholly-owned subsidiary of Mitsubishi UFJ Securities Co., Ltd.) as of February 28, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United St .tes) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Mitsubishi UFJ Securities (USA), Inc. (a wholly-owned subsidiary of Mitsubishi UFJ Securities Co., Ltd.) at February 28, 2007 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

April 23, 2007

MITSUBISHI UFJ SECURITIES (USA), INC.
(A wholly-owned subsidiary of Mitsubishi UFJ Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2007

ASSETS	
Cash and cash equivalents	$ 52,678,164
Cash and securities deposited with clearing organization or segregated under federal and other regulations or requirements	1,048,509
Securities owned, at fair value (all pledged to various parties)	5,011,000
Securities purchased under agreements to resell	4,255,610,624
Securities borrowed	58,470,500
Receivables:	
Brokers, dealers and clearing organization	26,512,573
Customers	4,474,051
Affiliates	6,003,181
Interest receivable	3,489,228
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $ 3,710,463)	6,650,486
Deferred tax asset	527,365
Other assets	2,211,513
TOTAL ASSETS	$ 4,422,687,194
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Securities sold, but not yet purchased, at fair value	$ 5,025,586
Securities sold under agreements to repurchase	4,272,183,447
Payables:	
Brokers and dealers	32,265,368
Customers	18,608,170
Affiliates	1,055,830
Interest payable	5,040,925
Accrued expenses and other liabilities	7,545,417
Total liabilities	4,341,724,743
STOCKHOLDER'S EQUITY:	
Common stock, no par value - 2,000 shares authorized, 690 shares outstanding	69,000,000
Retained earnings	11,962,451
Total stockholder's equity	80,962,451
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,422,687,194

See notes to statement of financial condition.

1. ORGANIZATION AND BUSINESS ACTIVITIES

Mitsubishi UFJ Securities (USA), Inc. (the "Company") is a wholly-owned subsidiary of Mitsubishi UFJ Securities Co., Ltd. ("MS"), a publicly traded company in Japan. MS, in turn, is a majority-owned subsidiary of Mitsubishi UFJ Financial Group, Inc. The Company is registered as a broker-dealer pursuant to Section 15b of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

In its capacity as a securities broker-dealer, the Company engages in collateralized financing and securities borrowed transactions, domestic and foreign equity securities transactions as agent, principal and agency transactions in debt securities, private placements, and investment banking activities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. The Company believes that the estimates utilized in the preparation of the Statement of Financial Condition, primarily relating to compensation and taxes, are prudent and reasonable. Actual results could differ from these estimates.

Securities Transactions - Customer securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Cash and Cash Equivalents - The Company defines cash and cash equivalents as overnight time deposits and short-term highly liquid investments with original maturities of three months or less at the time of purchase.

Cash and Securities Deposited with Clearing Organization or Segregated under Federal and Other Regulations or Requirements - Cash deposited with clearing organization represents funds deposited with the Fixed Income Clearing Corporation. Also included are funds and qualified securities segregated in a special reserve account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. government and federal agency securities, are treated as collateralized financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. It is the Company's policy to generally take possession of securities purchased under agreements to resell at the time such agreements are made. The Company's agreements with counterparties generally contain provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. In the event the market value of such securities falls below the

related agreement to resell at contract amounts plus accrued interest, the Company will generally request additional collateral.

Reverse repurchase and repurchase agreements are reported on a net-by-counterparty basis, when applicable, pursuant to the provisions of Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 41, "*Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*."

Securities Owned, and Securities Sold, But Not Yet Purchased - Securities owned of $5,011,000, all of which were pledged for financing purposes, and securities sold, but not yet purchased, totaling $5,025,586, consist of U.S. Government and Agency securities recorded at fair value.

Securities Borrowed - The Company enters into securities borrowed transactions primarily to obtain securities for settlement. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender.

Derivative Instruments - All derivatives, primarily exchange-traded futures, are recognized on the Statement of Financial Condition at their fair value. The reported receivables (unrealized gains) and payables (unrealized losses) related to derivatives are reported in receivables from and payable to brokers, dealers, and clearing organization in the Statement of Financial Condition.

In the normal course of business, the Company trades in U.S. government and agencies securities and derivative products (interest rate futures). At February 28, 2007, there are no open positions in derivative instruments.

Interest Receivable and Payable - Interest receivable and payable consist mainly of interest accrued on repurchase agreements, reverse repurchase agreements, securities borrowed, securities owned, and securities sold, but not yet purchased.

Furniture, Equipment and Leasehold Improvements - Furniture and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of 3 to 6 years, and leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the asset or, where applicable, the remaining term of the lease. At February 28, 2007, furniture, equipment and leasehold improvements consist of the following:

	Cost	Accumulated Depreciation	Net Book Value
Furniture & Fixtures	$ 1,184,136	$ 239,576	$ 944,560
Leasehold Improvements	7,658,906	2,260,255	5,398,651
Computers & Other Equipment	1,517,907	1,210,632	307,275
Total	$ 10,360,949	$ 3,710,463	$ 6,650,486

Advisory Fees - Advisory fees are mainly derived from the Company acting as agent in private placements and capital markets transactions. In addition, the Company engages in corporate advisory activity consisting of mergers and acquisitions and other advisory roles.

Service Fees - Service fees are derived from facilitating securities transactions for affiliates and recognized on an accrual basis over the period the services are rendered.

Foreign Exchange - Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - The Company follows Statement of Financial Accounting Standards ("SFAS") No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125,"* to account for transfers of financial assets and collateral. SFAS No. 140 establishes accounting and reporting standards with a financial-components approach that focuses on control. Under this approach, financial assets or liabilities are recognized when control is established and derecognized when control has been surrendered or the liability has been extinguished. In addition, specific implementation guidelines have been established to further distinguish transfers of financial assets that are sales from transfers that are secured borrowings.

Receivables and Payables - Customers - Receivables from and payables to customers represent balances arising in connection with securities transactions executed on a receive versus payment or delivery versus payment basis.

Receivables and Payables - Brokers, Dealers and Clearing Organization - Receivables and payables from brokers, dealers and clearing organization include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, and receivables and payables arising from unsettled trades. Payables to brokers and dealers include amounts payable for securities not received by the Company from a seller by the settlement dates. Amounts receivable from and payable to brokers, dealers and clearing organizations at February 28, 2007, consist of the following:

	Receivables	Payables
Pending trades	$ 21,090,720	$ 17,090,848
Securities failed-to-deliver/receive	-	15,154,169
Capital markets agent transactions	1,443,656	-
Futures	362,247	-
FICC forward margin deposit	3,615,950	-
Other	-	20,351
	$ 26,512,573	$ 32,265,368

3. RECENT ACCOUNTING DEVELOPMENTS

Uncertainty in Income Taxes

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes."* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006

and will be adopted by the Company for 2007. The Company has not completed a study of what effect FIN 48 will have on its financial position.

Fair Value Measurement
In November 2006, the FASB issued SFAS No. 157 "*Fair Value Measurements.*" This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No.157 is intended to create consistency in valuing all assets and liabilities as required by GAAP. The statement is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in 2008. The Company does not believe adoption of SFAS No.157 will have a material impact on its financial position.

Defined Benefit Pension and Other Postretirement Plans
In September 2006, the Financial Accounting Standards Board issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,*" an amendment of SFAS No. 87, 88, 106 and 132R. This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its Statement of Financial Condition and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income (loss). SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year end. Bank of Tokyo Mitsubishi UFJ ("BTMU") adopted SFAS No. 158 as of December 31, 2006.

Fair Value Option
In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities,*" including an Amendment of FASB Statement No. 115 ("SFAS No. 159"). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157, "*Fair Value Measurements*." The choice to adopt early should be made after issuance of this Statement, but within 120 days of the beginning of the fiscal year of adoption, provided the entity has not yet issued its Statement of Financial Condition, including notes to such statement, for any interim period of the fiscal year of adoption. The Company does not believe adoption of SFAS No. 159 will have a material impact on the Company's financial position.

4. SECURITIES AND CASH SEGREGATED UNDER FEDERAL REGULATIONS

At February 28, 2007, the Company segregated for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission, $498,509 of qualified proprietary securities. In addition, at February 28, 2007, the Company segregated $50,000 in cash for the exclusive benefit of customers.

5. RELATED PARTY ACTIVITIES

The Company has related party transactions with affiliates, including MS. These transactions include facilitating securities transactions, repurchase and reverse repurchase agreements, advisory services, clearing and operational support. At February 28, 2007, assets and liabilities with related parties consist of the following:

Assets:	
Cash and cash equivalents	$ 565,718
Securities purchased under agreements to resell	1,196,987,625
Receivables:	
Customers	23,301
Affiliates	6,003,181
Interest receivable	168,059
Total	$1,203,747,884
Liabilities:	
Securities sold under agreements to repurchase	$1,218,587,250
Payable to affiliates	1,055,830
Interest payable	180,591
Accrued expenses and other liabilities	186,530
Total	$1,220,010,201

6. INCOME TAXES

Income taxes are recorded in accordance with the asset and liability method under SFAS No. 109, "*Accounting for Income Taxes,*" which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be reflected for temporary differences using tax rates expected to be in effect when such differences reverse. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

New York State and New York City taxes have been computed on an average asset basis.

Deferred tax assets of $786,788 are primarily attributable to the tax benefit of the temporary differences between book and tax depreciation. The Company recorded a valuation allowance in the amount of $259,423 against state and local deferred tax assets. It is the opinion of the Company that it is more likely than not that these state and local deferred tax assets will not be realized.

Net deferred tax assets as of February 28, 2007 have the following components:

	Federal	State & Local	Total
Deferred tax asset	$ 527,365	$ 259,423	$ 786,788
Valuation allowance	-	(259,423)	(259,423)
Net deferred tax asset	$ 527,365	$ -	$ 527,365

7. TRADING ACTIVITIES

Market Risk - In the normal course of business, the Company enters into both the purchase and sale of securities transactions in a variety of financial instruments with market risk in order to meet its financing and hedging needs, to reduce its exposure to market and interest rate risk, and in connection with its normal proprietary trading activities. In connection with the Company's short sales of securities, the Company may be required to purchase securities at unfavorable market prices to satisfy obligations to counterparties.

Credit Risk - The contract amounts of reverse repurchase and repurchase agreements reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the amounts reflected in the Company's Statement of Financial Condition. The settlement of these transactions did not have a material effect upon the Company's Statement of Financial Condition. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in interest rates.

Concentration Risk - The Company is subject to concentration risk by holding large positions in certain types of securities. Securities owned by the Company include securities issued by the U.S. government, which, in the aggregate, represented less than 1% of the Company's total assets at February 28, 2007. In addition, substantially all of the collateral held by the Company for reverse repurchase agreements, which together represented approximately 96% of the Company's total assets at February 28, 2007, consist of securities issued by the U.S. government and federal agencies.

Customer Securities Transactions - In the normal course of business, the Company's client activities involve the execution and settlement of various client securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the client is unable to fulfill its contracted obligations.

In accordance with industry practice, the Company records client securities transactions on a settlement date basis, which is generally within one to three business days after trade date. The Company is, therefore, exposed to risk of loss on these transactions in the event of the client's or broker's inability to meet the terms of their contracts, in which case, the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions did not have a material impact upon the Company's Statement of Financial Condition and the Company did not accrue a liability for these transactions.

Collateralized Securities Financing Transactions - The Company enters into reverse repurchase agreements, repurchase agreements and securities borrowed transactions to, among other things, finance the Company's inventory positions, acquire securities to cover short positions and settle other securities obligations, and to accommodate customers' needs. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and agency securities. The Company receives collateral in the form of securities in connection with reverse repurchase agreements and securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending transactions or for the delivery to counterparties to cover short positions. At February 28, 2007, the fair value of securities received as collateral, prior to netting pursuant to FASB FIN No. 41 where the Company is permitted to sell or repledge the securities, was approximately $6,416,297,552 and the fair value of the portion that has been sold or repledged was approximately $6,370,968,277.

In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market

prices in order to satisfy its obligations. The Company seeks to control risks associated with repurchase agreements by monitoring the market value of securities pledged on a daily basis and by requiring additional collateral to be deposited with, or returned to, the Company when deemed necessary. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

8. COMMITMENTS AND CONTINGENCIES

Leases – BTMU, an affiliate, provides office space and certain administrative services to the Company. The Company also leases office space directly. Obligations under such operating leases contain noncancelable terms in excess of one year. Approximate aggregate annual lease obligations for office space are as follows:

Fiscal Year		Amount
2008		$ 2,560,654
2009		2,275,514
2010		1,875,391
2011		1,877,711
2012		1,888,374
Thereafter		18,393,531
	Total	$ 28,871,175

9. FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

For cash and cash equivalents, repurchase and reverse repurchase agreements, securities borrowed, and receivables and payables from brokers, dealers, clearing organization and affiliates, carrying values are reasonable estimates of fair value. Taken together, financial instruments recorded at market or fair value and financial instruments recorded at amounts which approximate market or fair value, represent substantially all recorded assets and liabilities.

10. RETIREMENT PLANS AND OTHER POSTEMPLOYMENT BENEFITS

Eligible employees of the Company are covered under a defined benefit plan, postretirement medical and life insurance benefits, and a 401(k) Savings and Investment Plan (the "Retirement Savings Plan"), sponsored by BTMU. Annual contributions are based on an amount that satisfies ERISA funding standards.

11. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) under the 1934 Act which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, at the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At February 28, 2007, the Company had net capital of $59,489,176 that was $59,239,176 in excess of the requirements of $250,000.

12. OFF BALANCE SHEET RISK

In its capacity as a broker/dealer, the Company will, at times, enter into foreign currency forward transactions to facilitate customer requests to settle foreign denominated securities transactions in U.S. dollars. The fair value of these transactions generally approximates zero due to the short-term nature of the product. At February 28, 2007, there are no open foreign currency forward transactions.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. At February 28, 2007, the Company has $5,025,586 of securities sold, not yet purchased. The Company has recorded these obligations in the Statement of Financial Condition at February 28, 2007 at fair value of the related securities and may incur a loss if the fair value of the securities increases subsequent to February 28, 2007.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

April 23, 2007

Mitsubishi UFJ Securities (USA), Inc.
1251 Avenue of the Americas
New York, NY 10020

In planning and performing our audit of the financial statements of Mitsubishi UFJ Securities (USA), Inc. (the "Company") (a wholly-owned subsidiary of Mitsubishi UFJ Securities Co., Ltd.) as of and for the year ended February 28, 2007 (on which we issued our report dated April 23, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, our study and evaluation disclosed a condition that we believe results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected by the entity's internal control. The material weakness related to the Company's prior year bonus expense accrual. This resulted in a restatement of prior year balances and a subsequent material adjustment to current year net income. As of the date of this report, the Company has taken corrective action to remediate the material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the matter noted in the previous paragraph related to the Company's prior year bonus expense accrual represents a material inadequacy, as defined by Rule 17a-5(g) for such purposes at February 28, 2007.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END